

Mail Stop 7010

June 10, 2008

Mark H. McKinnies
Senior Vice President and Chief Financial Officer
ADA-ES, Inc.
8100 Southpark Way B
Littleton, Colorado 80120

      Re: ADA-ES, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2007
             Form 10-Q for the Period Ended March 31, 2008
             File No. 0-50216

Dear Mr. McKinnies:

      We have reviewed your responses and have the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2008

Consolidated Statements of Operations and Comprehensive Income (Loss), page 2

1.   We note your response to prior comment 5. Please note the initial sentence of paragraph 19 of SFAS 115 indicates that the disclosure requirement applies to "all reporting enterprises" for securities classified as available-for-sale. As such, please provide these disclosures in your future quarterly filings.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief